                                                                QUARTERLY REPORT





                                    [LOGO]                             BANPONCE
                                                                    CORPORATION

                                                                  MARCH 31, 1995

TO OUR STOCKHOLDERS

We are pleased to report that BanPonce Corporation's (the Corporation) first quarter reflects an increase in net earnings of $5 million, as net income amounted to $33.7 million, or $0.96 per common share, compared with $28.7 million, or $0.88 per common share for the first quarter of 1994. For the fourth quarter of 1994 net income was $32.6 million, or $0.93 per common share.

         Increased earnings in the first quarter of 1995 resulted in improvements in key profitability measures over 1994 performance. Return on assets (ROA) and return on common equity (ROE) for the quarter were 1.06% and 13.96%, respectively, compared with 1.00% and 13.78% for the first quarter of 1994 and 1.03% and 13.54% for the fourth quarter of 1994.

         The results for the quarter show an increase of $11.7 million in net interest income, reaching $137.5 million for the first three months of 1995 compared with $125.8 million for the same period of 1994. The rise in net interest income resulted mainly from an 11.6% growth in earning assets, principally in commercial and mortgage loans, partially offset by a decline of 20 basis points in the Corporation's net interest margin on a taxable equivalent basis.

         The provision for loan losses for the quarter declined from $13.7 million in the first quarter of 1994 to $11.7 million in this quarter. Net charge-offs also declined 16.6%, from $9.6 million or 0.60% of average loans in last year's first quarter to $8.0 million or 0.41% of average loans in the current quarter.

         Non-performing assets (NPA) amounted to $124.1 million, or 1.55% of total loans at March 31, 1995, as compared with $117.3 million or 1.72% at the same date last year and $107.6 million or 1.38% at December 31, 1994. When adjusted to conform to standard industry practice, NPA were $95.0 million or 1.19% of total loans as of March 31, 1995 and $88.9 million or 1.31% of loans as of March 31, 1994. The allowance for loan losses at March 31, 1995 amounted to $157.5 million, representing 1.97% of loans, compared with $140.9 million or 2.07% at the same date in 1994.

         Operating expenses for the three-month period ended March 31, 1995, totaled $118.3 million compared with $106.6 million a year earlier. The increase in operating expenses for this quarter resulted primarily from the following:

- -        the implementation of a voluntary early retirement plan for employees meeting certain eligibility requirements which amounted to $2.7 million in the quarter,
- -        $3.4 million and $0.9 million, respectively, in operating expenses from the operations of Pioneer Bank, acquired on March 31, 1994, and Banco Popular, FSB, organized during the first quarter of 1995,
- -        a rise in other taxes due to the growth in business activity of the
         Corporation and higher rates for property and municipal license taxes in Puerto Rico, and
- -        an increase in equipment and communication expenses principally attributed to the development and expansion of new products and services.

         The Corporation's total assets at March 31, 1995 were $13.1 billion, compared with $12.0 billion at the same date in 1994 and $12.8 billion as of December 31, 1994. Total loans reached $8.0 billion while total deposits were $9.4 billion. The Corporation's capital increased to $1.0 billion at March 31, 1995, compared with $858.5 million a year earlier.

         Book value per common share increased 9%, to $28.55 as of March 31, 1995 from $26.21 as of the same date last year. The Corporation's common stock market value was $31.50 at the end of the quarter, the same as on March 31, 1994, representing a total market capitalization value of $1.04 billion. The Corporation's capital ratios are considerably above regulatory requirements, with a Tier I ratio of 12.69%, a total capital ratio of 14.10% and a leverage ratio of 7.31%.

         Please refer to the financial review section of this quarterly report for a more detailed discussion of the Corporation's financial performance and results of operations.


         Continuing with the Corporation's geographic and business diversification strategy, effective January 23, 1995, Banco Popular, FSB, a newly created corporation, acquired from the Resolution Trust Corporation (RTC) four branches, with deposits of $182 million, of the former Carteret Federal Savings Bank in New Jersey. Also, on March 31, 1995, Banco Popular concluded the acquisition of approximately $123 million in assets of Puerto Rico Home Mortgage, a mortgage origination and servicing operation with approximately $1.8 billion in its mortgage servicing portfolio. With this acquisition, the Corporation became the largest mortgage loan servicer on the Island.

         As previously announced during the fourth quarter of 1994, BanPonce Corporation is conducting negotiations to acquire CS First Boston, Puerto Rico, Inc. This prominent securities underwriter and broker/dealer has provided general investment banking services to public and private sectors in Puerto Rico for over 50 years. The acquisition is expected to take place during the second quarter of 1995. With these recent acquisitions the Corporation is well positioned to become a major player in the mortgage and securities industries.

         In February 1995, the Federal Reserve Board (FED) raised short-term interest rates another 50 basis points, for the seventh time within a twelve-month period. The economic data released after the last rate increase, confirms an economic slow down while inflation remains well controlled. These factors should set the stage for a less volatile interest rate scenario in the near future. This economic environment, our capital strength, enhanced market position and continued growth opportunities position BanPonce to continue its earnings progression and generate added value for our stockholders throughout 1995.

         On April 21, 1995, the Corporation's Board of Directors declared a cash dividend of $0.30 per common share for the third quarter of 1995. This represents a 20% increase over the $0.25 per common share paid in previous quarters. The dividend is payable on July 3, 1995 to shareholders of record on June 16, 1995.

         Effective for that dividend payment our stockholders, residents and non-residents of Puerto Rico, will enjoy a lower tax rate on dividends received. The Puerto Rico Tax Reform Act, enacted in 1994, reduced the tax on dividends received from domestic corporations on the Island to 10%, from the current rates which vary from 20% to 29%. The reduction on tax on dividends, as well as the elimination of tax withholding on interest payments to non-residents is effective July 1, 1995.



                                                      /s/ Richard L. Carrion
                                                      ----------------------
                                                      Richard L. Carrion
                                                      Chairman, President and
                                                      Chief Executive Officer

FINANCIAL REVIEW

- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET HIGHLIGHTS                                        At March 31,                        Average for the quarter
(In thousands)                                         1995         1994         Change         1995          1994        Change
- -----------------------------------------------------------------------------------------------------------------------------------
        Money market investments                  $    51,811  $   162,841     ($111,030)  $    41,337   $   235,598    ($194,261)
        Investment and trading securities           4,133,505    4,182,652       (49,147)    4,162,900     4,116,798       46,102
        Loans                                       7,993,717    6,815,396     1,178,321     7,863,742     6,456,336    1,407,406
        All other assets                              896,510      869,638        26,872       865,836       809,668       56,168
        Total assets                               13,075,543   12,030,527     1,045,016    12,933,815    11,618,400    1,315,415
        Non-Interest bearing liabilities            1,981,270    1,978,716         2,554     2,042,543     1,905,965      136,578
        Interest bearing liabilities               10,055,955    9,182,264       873,691     9,871,081     8,855,716    1,015,365
        Preferred stock of Banco Popular                            11,000       (11,000)                     11,000      (11,000)
        Stockholders' equity                        1,038,318      858,547       179,771     1,020,191       845,719      174,472

- -----------------------------------------------------------------------------------------------------------------------------------
OPERATING HIGHLIGHTS
(In thousands, except per                                       First Quarter
common share information)                              1995         1994         Change
- -----------------------------------------------------------------------------------------------------------------------------------
        Net interest income                          $137,528     $125,783       $11,745
        Provision for loan losses                      11,698       13,663        (1,965)
        Fees and other income                          37,553       33,124         4,429
        Non-Interest expenses                         129,642      116,515        13,127
        Net income                                    $33,741      $28,729        $5,012
        Net income applicable to common stock         $31,654      $28,729        $2,925
        Earnings per common share                        0.96         0.88          0.08

- -----------------------------------------------------------------------------------------------------------------------------------
SELECTED STATISTICAL                                       First Quarter
INFORMATION                                              1995         1994
- -----------------------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS -
        Return on assets                                 1.06%        1.00%
        Return on earning assets                         1.13         1.08
        Return on equity                                13.96        13.78
        Net interest spread (taxable equivalent)         4.04         4.48
        Net interest yield (taxable equivalent)          4.88         5.08
        Effective tax rate                              25.13        25.20
        Overhead ratio                                  58.73        58.40

- -----------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS -
        Equity to assets                                 7.89%        7.28%
        Tangible equity to assets                        6.88         6.22
        Equity to loans                                 12.97        13.10
        Internal capital generation                      9.19         9.71
        Tier I capital to risk-adjusted assets          12.31        11.72
        Total capital to risk-adjusted assets           13.72        13.35
        Leverage ratio                                   7.31         6.90

- -----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA -
        Market price
          High                                         $31.75       $32.50
          Low                                           28.13        30.75
          End                                           31.50        31.50
        Book value at period end                        28.55        26.21
        Dividends declared                               0.25         0.25
        Dividend payout ratio                           25.94%       28.48%
        Price/earnings ratio                             8.40X        9.13X

- -----------------------------------------------------------------------------------------------------------------------------------
SELECTED DATA -
        Common shares outstanding                  32,866,623   32,756,219
        Full-time equivalent employees                  7,634        7,549
        Branches (banking operations)                     212          207
        Automated teller machines                         304          260
        Stockholders                                    5,347        5,327

FINANCIAL REVIEW

This financial review contains an analysis of the performance of BanPonce Corporation (the Corporation) and its wholly-owned subsidiaries:

- -        Banco Popular de Puerto Rico (Banco Popular), including its wholly-owned subsidiaries Popular Leasing and Rental, Inc. (Popular Leasing), Popular Consumer Services, Inc. and Popular Mortgage, Inc.
- -        Vehicle Equipment Leasing Company (VELCO)
- -        Popular International Bank, Inc. and its wholly-owned subsidiaries
         BanPonce Financial Corp. (BanPonce Financial) including Pioneer Bancorp, Inc. (Pioneer) and Banco Popular, FSB, second tier subsidiaries, and Equity One, Inc. (Equity One).

         Popular Mortgage, Inc. was incorporated to acquire the $123 million in assets that were purchased on March 31, 1995 by Banco Popular from Puerto Rico Home Mortgage. Banco Popular, FSB, is a new subsidiary of the Corporation, which acquired from the Resolution Trust Corporation, in January 1995, four branches of the former Carteret Federal Savings Bank in New Jersey, with deposits of approximately $182 million. Pioneer, a full-service banking operation in Chicago, was acquired on March 31, 1994.

         This financial review should be read in conjunction with the consolidated financial statements, supplemental financial data and tables contained herein.

NET INCOME
Net income reported for the first quarter of 1995 was $33.7 million, compared with $28.7 million for the same quarter of 1994, an increase of $5 million or 17.4%. Net income for the last quarter of 1994 was $32.6 million. Earnings per common share (EPS) for the quarter were $0.96, based on 32,866,623 average shares outstanding, as compared with EPS of $0.88 for the same period in 1994, based on 32,756,219 average shares outstanding. EPS for the last quarter of 1994 were $0.93. The Corporation's return on assets (ROA) and return on common equity (ROE) for the first quarter were 1.06% and 13.96%, respectively, as compared with 1.00% and 13.78%, for the first three months of 1994. For the last quarter of 1994 these ratios were 1.03% and 13.54%, respectively.

         The increase in net income for the quarter ended on March 31, 1995, as compared with the same quarter last year, resulted from a rise of $11.7 million in net interest income, an increase of $4.4 million in other operating income and a decrease of $2.0 million in the provision for loan losses. These improvements were partially offset by increases of $11.7 million and $1.6 million in operating expenses and income taxes, respectively.

NET INTEREST INCOME
Net interest income for the quarter ended March 31,1995 increased to $137.5 million, or 9.3% higher than the $125.8 million reported in the same quarter of 1994. On a taxable equivalent basis, net interest income rose to $147.1 million for the first quarter of 1995, from the $137.3 million reported for the same quarter of 1994. This rise is the net effect of a $19.0 million increase due to a higher volume of average earning assets partially offset by a $9.2 million decrease due to a lower net interest margin on a taxable equivalent basis. For analytical purposes, the interest earned on tax-exempt assets is adjusted to a taxable equivalent basis assuming the applicable statutory income tax rates.

         Average earning assets increased $1.3 billion, reaching $12.1 billion for the first quarter of 1995 compared with $10.8 billion for the same quarter of 1994. The rise relates primarily to higher averages of commercial, including construction, and mortgage loans which increased $544 million and $520 million, respectively.

         The increase in commercial loans was principally achieved at Banco Popular. In addition, commercial loans at Pioneer averaged $138 million during the first quarter of 1995. The rise in mortgage loans was experienced at Banco Popular and Equity One. Average consumer loans grew $262 million, mostly in home equity and auto loans, while the leasing portfolio averaged $81 million more in 1995.

         The average yield on earning assets, on a taxable equivalent basis, for the first quarter of 1995 rose 81 basis points to 8.61%, compared with 7.80% for the first quarter of 1994. The average yield on loans, on a taxable equivalent basis, was 9.79% compared with 9.24% reported for the first three months of 1994. The rise in yield in commercial loans was the principal contributor to this increase. The yield of the commercial loan portfolio for the first quarter of 1995, on a taxable equivalent basis, was 9.03%, 160 basis points higher than the 7.43% reported for the first quarter of 1994. This rise is directly related to the increases in the prime rate since the first quarter of 1994. Mortgage loans also experienced an increase of 23 basis points in their taxable equivalent yield. The yield of the leasing portfolio remained stable during the first quarter of 1995, averaging 12.27% compared with 12.25% in the first quarter of 1994. The average yield on consumer loans declined 26 basis points from 12.09% in the first quarter of 1994 to 11.83% in 1995. The latter is related to a higher amount of secured loans within the consumer portfolio, particularly home equity loans which carry a lower yield, and to the strong competition in the local consumer loan market.

         The yield on investment securities, on a taxable equivalent basis, increased to 6.39% from 5.80% reported for the first quarter of 1994. This increase is due to the reinvestment of the proceeds from securities that matured in 1994 and 1995 during a rising rate scenario.

         On the liability side, average interest bearing liabilities for the first three months of 1995 were $9.9 billion compared with $8.9 billion for the same period of 1994. The increase was principally the result of a higher volume of deposits and borrowings. Pioneer and Banco Popular, FSB contributed approximately $474 million or 68% of the total increase in average deposits.

         Average interest bearing deposits increased $651 million, including a rise of $480 million in average certificates of deposits which have been more attractive to customers during the current higher interest rate environment. Average savings accounts rose $128 million, while demand deposits increased by $50 million. The average cost of interest bearing deposits for the first three months of 1995 was 4.14% compared with 3.19% for the same period in 1994. The increase is the result of a rise of 165 basis points on the average cost of time deposits, an increase of 75 basis points in NOW and money market deposits and a rise of 14 basis points in savings accounts. These rises are primarily the result of the rising rate scenario that has prevailed through 1994 and the beginning of 1995.

         Average borrowings rose $364 million, mainly due to a higher amount of medium-term notes issued by BanPonce Financial to finance the operations of Equity One and a higher amount of borrowings by the Corporation. The average cost of short-term borrowings increased to 5.63% from 3.28%. The average cost of long-term debt also increased in 1995 reaching 6.51% compared with 6.07% for the same period of 1994.

         The average cost of interest bearing liabilities increased 124 basis points, from 3.33% reported for the first quarter of 1994 to 4.57% for the same period in 1995. The total cost of funding earning assets rose to 3.73% from 2.72% reported for the first quarter of 1994. The net interest yield, on a taxable equivalent basis, decreased to 4.88% from 5.08% reported in the first quarter of 1994.

         Table A summarizes the results previously explained.

TABLE A

NET INTEREST INCOME (TAXABLE EQUIVALENT BASIS)
- --------------------------------------------------------
(DOLLARS IN MILLIONS)           FIRST QUARTER
- --------------------------------------------------------
                      1995 AVERAGE         1994 AVERAGE
                     -----------------------------------
                     BALANCE   RATE        BALANCE  RATE
                     -----------------------------------
Earning assets       $12,068   8.61%       $10,809  7.80%
                     =======               =======

Financed by:
 Interest
 bearing funds       $ 9,871   4.57%       $ 8,856  3.33%

Non-interest
 bearing funds         2,197                 1,953
                     -------               -------

           TOTAL     $12,068   3.73%       $10,809  2.72%
                     =======               =======

Net interest income
 per books           $ 137.5               $ 125.8

Taxable equivalent
 adjustment             9.6                   11.5
                     ------                -------

Net interest income
 on a taxable
 equivalent basis    $ 147.1               $ 137.3
                     =======               =======

Spread                         4.04%                4.47%


Net interest yield             4.88%                5.08%


PROVISION AND ALLOWANCE FOR LOAN LOSSES
The Corporation's provision for loan losses was $11.7 million for the first quarter of 1995, as compared with $13.7 million for the same quarter of 1994, decreasing $2.0 million or 14.4%. This decline is mainly due to an improvement in the asset quality that resulted in a lower ratio of net charge-offs during the period. The provision for the last quarter of 1994 was $12.5 million.

        As presented in Table B, net charge-offs for the first quarter of 1995 totaled $8.0 million or 0.41% of average loans, representing a decline of $1.6 million or 16.6% compared with the same quarter of 1994 when net charge-offs were $9.6 million or 0.60% of average loans. These amounts compare with $8.2 million and 0.43%, respectively, for the fourth quarter of 1994.


TABLE B
- -------------------------------------------------------------------
    Quarter        Provision for          Net         Allowance for
     Ended          Loan Losses       Charge-offs     Loan Losses
- -------------------------------------------------------------------
                                   (In millions)
March 31, 1995         $11.7            $ 8.0           $157.5
December 31, 1994       12.5              8.2            153.8
September 30, 1994      13.5             10.5            149.4
June 30, 1994           14.0              8.6            146.4
March 31, 1994          13.7              9.6            140.9

         Commercial loans net charge-offs decreased $0.9 million as compared with the first quarter of 1994, from $5.0 million for the quarter ended on March 31, 1994 to $4.1 million in the first quarter of 1995, a reduction of 17.3%. Lease financing and consumer loans net charge-offs decreased $0.6 million and $0.3 million, respectively. All these reductions are the result of the sustained economic improvement and the continuous efforts in the collection of troubled and charged-off loans. On the other hand, credit losses on mortgage loans increased $0.2 million, mostly related to the growth in Equity One's portfolio.

         At March 31, 1995, the allowance for loan losses stood at $157.5 million, or 1.97% of loans. At the same date of 1994 the allowance for loan losses amounted to $140.9 million or 2.07% of loans. Despite the small decrease in the ratio of allowance to loans, the Corporation continues enjoying a strong allowance position due to the growth in the secured portion of the loan portfolio where no significant losses are foreseen. The allowance for loan losses at December 31, 1994 was $153.8 million or 1.98% of loans.

         Effective January 1, 1995 the Corporation adopted the Statement of Financial Accounting Standards (SFAS) 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS 114 which defines impaired loans, requires creditors to set up a valuation allowance with a corresponding charge to the provision for loan losses for loans considered to be impaired. The loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective rate, on the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The Corporation had $87.4 million in loans considered impaired which required an allowance of $14.7 million as of March 31, 1995. For the first quarter of 1995, no increase in the provision for loan losses was necessary as a result of the impairment measurement. As allowed by SFAS 118, the Corporation continued using current practices of recognizing income for all impaired loans.

         Table C presents the movement in the allowance for loan losses and shows selected loan loss statistics for the quarters ended March 31, 1995 and 1994.

CREDIT QUALITY
Non-performing assets consist of past-due loans on which no interest income is being accrued, renegotiated loans and other real estate. The Corporation reports its non-performing assets on a more conservative basis than most U.S. banks. The Corporation's policy is to place commercial loans on non-accrual status if payments of principal or interest are delinquent 60 days rather than the standard industry practice of 90 days. Financing leases, conventional mortgage and closed-end consumer loans are placed on non-accrual status if payments are delinquent 90 days. Closed-end consumer loans are charged-off against the allowance when delinquent 120 days. Open-end (revolving credit) consumer loans are charged-off when payments are delinquent 180 days. Certain loans which would be treated as non-accrual loans pursuant to the foregoing policy, are treated as accruing loans if they are considered well secured and in the process of collection. Under the standard industry practice, closed-end consumer loans are charged-off when delinquent 120 days, but these consumer loans are not customarily placed on non-accrual status prior to being charged-off.

         As of March 31, 1995, non-performing assets (NPA) amounted to $124.1 million compared with $117.3 million at March 31, 1994. Although there was a slight increase in the amount of NPA, the ratio of NPA to loans decreased, reaching 1.55% as of March 31, 1995, from 1.72% a year ago. NPA were $107.6 million or 1.38% of loans at December 31, 1994.

         Non-performing loans increased $16.3 million, from $96.7 million as of March 31, 1994 to $113.0 million as of March 31, 1995. Most of the increase was reflected in non-performing commercial and construction loans which increased $11.3 million, mostly due to the portfolio growth and the adoption, as previously mentioned, of SFAS 114. This statement requires that a loan for which foreclosure of collateral is probable should continue to be accounted for as a loan and not as an in-substance foreclosed asset. Based on this requirement the Corporation reclassified $3.7 million from in-substance foreclosed assets to non-performing commercial loans. In addition, non-performing mortgage loans increased $6.6 million, partially offset by reductions in non-performing consumer and lease financing loans of $1.1 million and $0.5 million, respectively. The increase in non-performing mortgage loans was mainly due to the growth in the portfolio. Renegotiated loans decreased $5.7 million, from $8.6 million at March 31, 1994, to $2.9 million at the end of the first quarter of 1995. Other real estate decreased, mainly due to the reclassification of in-substance foreclosed assets mentioned above. Table D presents NPA for the current and previous four quarters.


TABLE C
ALLOWANCE FOR LOAN LOSSES AND SELECTED LOAN LOSSES STATISTICS

                                                                             First Quarter
                                                                       1995                   1994
- ----------------------------------------------------------------------------------------------------
Balance at beginning of period . . . . . . . . . . . . .             $153,798               $133,437
Allowances purchased . . . . . . . . . . . . . . . . . .                                       3,473
Provision for loan losses  . . . . . . . . . . . . . . .               11,698                 13,663
                                                                     -------------------------------
                                                                      165,496                150,573
                                                                     -------------------------------
Losses charged to the allowance
 Commercial    . . . . . . . . . . . . . . . . . . . . .                5,855                  6,126
 Construction  . . . . . . . . . . . . . . . . . . . . .                                         100
 Lease financing   . . . . . . . . . . . . . . . . . . .                1,195                  1,627
 Mortgage  . . . . . . . . . . . . . . . . . . . . . . .                  336                    111
 Consumer. . . . . . . . . . . . . . . . . . . . . . . .                6,958                  7,559
                                                                     -------------------------------
                                                                       14,344                 15,523
                                                                     -------------------------------
Recoveries
 Commercial  . . . . . . . . . . . . . . . . . . . . . .                1,755                  1,171
 Construction  . . . . . . . . . . . . . . . . . . . . .                   54                    190
 Lease financing   . . . . . . . . . . . . . . . . . . .                  713                    559
 Mortgage  . . . . . . . . . . . . . . . . . . . . . . .                   79
 Consumer  . . . . . . . . . . . . . . . . . . . . . . .                3,714                  3,979
                                                                     -------------------------------
                                                                        6,315                  5,899
                                                                     -------------------------------
Net loans charged-off  . . . . . . . . . . . . . . . . .                8,029                  9,624
                                                                     -------------------------------
Balance at end of period . . . . . . . . . . . . . . . .             $157,467               $140,949
                                                                     ===============================
 Ratios:   . . . . . . . . . . . . . . . . . . . . . . .
 Allowance for losses to loans   . . . . . . . . . . . .                 1.97%                  2.07%
 Allowance to non-performing assets  . . . . . . . . . .               126.85                 120.18
 Allowance to non-performing loans   . . . . . . . . . .               139.36                 145.73
 Non-performing assets to loans  . . . . . . . . . . . .                 1.55                   1.72
 Non-performing assets to total assets   . . . . . . . .                 0.95                   0.97
 Net charge-offs to average loans  . . . . . . . . . . .                 0.41                   0.60
 Provision to net charge-offs  . . . . . . . . . . . . .                 1.46x                  1.42x
 Net charge-offs earnings coverage . . . . . . . . . . .                 7.07                   5.44

         Assuming the standard industry practice of placing commercial loans on non-accrual status when payments are past due 90 days or more and excluding closed-end consumer loans from non-accruing loans, non-performing assets as of March 31, 1995, amounted to $95.0 million or 1.19% of loans, and the allowance for loan losses would be 165.78% of non-performing assets. At March 31, 1994 and December 31, 1994 adjusted non-performing assets would have been $88.9 million or 1.31% of loans and $78.2 million or 1.01% of loans, respectively.

TABLE D

- --------------------------------------------------------
                                    NPA        Allowance
                                   as a %        as a %
     Date               NPA      of Loans        of NPA
- --------------------------------------------------------
                  (In millions)
March 31, 1995        $124.1       1.55%         126.9%
December 31, 1994      107.6       1.38          142.9
September 30, 1994     118.0       1.57          126.7
June 30, 1994          115.9       1.60          126.4
March 31, 1994         117.3       1.72          120.2

         Accruing loans that are contractually past-due 90 days or more as to principal or interest as of March 31, 1995, amounted to $9.5 million as compared with $14.3 million at March 31, 1994, and $15.0 million at December 31, 1994.

OTHER OPERATING INCOME
Other operating income, including securities and trading gains, totaled $37.5 million for the first three months of 1995, an increase of 13.4% or $4.4 million over the $33.1 million recorded for the same period in 1994.

         Service charges on deposit accounts contribute a significant portion of fee income for the Corporation. These service charges represent the largest category of other operating income, and amounted to $18.1 million for the first quarter of 1995, an increase of 5.3% when compared with $17.2 million reported for the first quarter of 1994. This increase is attributed to an increase in the fees collected on returned checks and a higher customer deposit base due to growth and acquisitions. The operations of Banco Popular, FSB and Pioneer contributed $0.4 million in service charges on deposit accounts.

         Other service fees rose $2.9 million, from $10.9 million reported for the first three months of 1994 to $13.8 million for the same period of 1995, as a result of the Corporation's continuing focus on improving non-interest revenues. The rise in credit card fees, credit life insurance fees and other fees amounted to $1.5 million and represented 53% of the total increase. The growing volume of transactions at point-of-sale (POS) terminals and other electronic transactions resulted in an increase of $0.3 million in other fees collected while Pioneer reflected $0.4 million in this category.

         Other operating income increased $1.1 million reaching $5.7 million for the first quarter of 1995. A significant portion of this increase was attained through a higher amount of gains recognized on the sale of daily rental units by the leasing subsidiaries and the remainder through sales of mortgage loans by Equity One.

         During the first three months of 1995, the Corporation realized net losses on sale of securities and trading activities of four thousand dollars compared with gains of $0.4 million for the first three months of 1994.

OPERATING EXPENSES
Operating expenses for the first quarter of 1995 were $118.3 million compared with $106.6 million for the same quarter in 1994, an increase of $11.7 million or 11%.

         Personnel costs, the largest category of operating expenses, accounted for 51.1% of the total operating expenses for the first three months of 1995, reaching $60.4 million compared with 51.9% and $55.3 million, respectively, a year earlier. Salaries increased $2.5 million or 6.4% primarily due to the salaries of the operations of Pioneer and Banco Popular, FSB which amounted to $1.4 million and the annual merit increases. The profit sharing expense of $3.3 million for the first quarter of 1995 was $1.7 million below the $5.0 million recorded during 1994 as a result of an amendment to the plan in order to encourage stronger profitability ratios. Pension and other benefits rose $4.3 million from $11.3 million for the first quarter of 1994 to $15.6 million for the same period in 1995. This rise reflects the implementation in Banco Popular of a voluntary early retirement plan for employees meeting certain eligibility requirements. This plan, which will be available until May 1, 1995, had a total cost of $2.7 million during this quarter.

         Other operating expenses, excluding personnel costs, totaled $57.9 million, a 13.0% rise from the $51.3 million reported during the first quarter of 1994. The main increase was in other taxes, as a result of the growth in business activity of the Corporation and higher rates for property and municipal license taxes in Puerto Rico. Equipment expenses, basically depreciation and communication expenses rose significantly due to the development of new products and services, and the expansion of the electronic payment system and POS terminals. During the first quarter of 1995, 465 additional POS terminals and seven ATM machines were installed. A total of 4,255 POS terminals have been installed since Banco Popular began its electronic payment system initiatives. Other categories showing increases are: net occupancy expenses, professional fees, printing and supplies and amortization of intangibles, mainly as a result of the Corporation's growth and expansion costs. The operations of Pioneer and Banco Popular, FSB added $2.5 million in other operating expenses to this quarter.

         Income tax expense for the quarter ended March 31, 1995 reached $11.3 million, compared with $9.7 million for the same quarter of 1994. The increase is a result of higher operating income for the quarter and an increase in the disallowance of interest expense related to tax-exempt assets partially offset by a reduction in the deferred tax liability for certain capital assets with different book and tax bases that was originally recorded using the regular income tax rate instead of the capital gains tax rate.

BALANCE SHEET COMMENTS
At March 31, 1995 the Corporation's total assets reached $13.1 billion, reflecting an increase of 8.7% when compared with $12.0 billion at March 31, 1994. Total assets at the end of 1994 were $12.8 billion. Average assets for the first quarter of 1995 were $12.9 billion compared with $11.6 billion for the same period in 1994. Average assets for the year 1994 totaled $12.2 billion.

         Earning assets at March 31, 1995 amounted to $12.2 billion compared with $11.2 billion at March 31, 1994 and $11.8 billion at December 31, 1994. Loans amounted to $8.0 billion at March 31, 1995 compared with $6.8 billion a year ago and $7.8 billion at the end of 1994. All loan categories showed increases. Commercial and construction loans reflected a strong growth due to an overall improvement in the economic environment and a higher market share in Puerto Rico, increasing from $2.7 billion at March 31, 1994 to $3.1 billion at March 31, 1995, a rise of $422.0 million or 15.7%. Mortgage loans rose $460.3 million or 25.9% as compared with March 31, 1994, particularly at Banco Popular and Equity One. Mortgage loans amounted to $2.2 billion as of March 31, 1995, compared with $1.8 billion at the end of the first quarter of 1994. On March 31, 1995, Banco Popular acquired approximately $123 million in assets and a mortgage servicing portfolio of $1.8 billion from Puerto Rico Home Mortgage. Through this acquisition, Banco Popular became Puerto Rico's largest mortgage servicing institution. Consumer loans increased $ 229.3 million or 11.9% and the lease financing portfolio rose $66.8 million or 16.2% as compared with March 31, 1994, reflecting the economic recovery and strong marketing efforts.

         Total deposits were $9.4 billion at March 31, 1995, compared with $8.8 billion at March 31, 1994, an increase of $559.3 million. Most of the increase was attained at Banco Popular, where total deposits increased $339 million. Also, Banco Popular, FSB, contributed to the increase with deposits of $175.4 million at March 31, 1995. Total deposits at December 31, 1994 were $9.0 billion.

         Borrowings increased $304.9 million as compared with the prior year. This rise is mainly due to an increase of $170 million in medium-term notes outstanding issued by BanPonce Financial and additional debt issued by the Corporation to finance the growth in operations of its leasing and consumer finance subsidiaries in Puerto Rico.

         Subordinated notes decreased to $50 million from $62 million outstanding a year ago due to the prepayment in July 1994 of an 8.50% note due in 1996. Also, the $11 million in preferred stock of Banco Popular were redeemed at par value on June 30, 1994.

         Stockholders' equity at March 31, 1995, amounted to $1.0 billion, compared with $858.5 million at March 31, 1994. The increase is mainly due to the issuance on June 27, 1994 of 4,000,000 shares of non-cumulative preferred stock which raised $96.7 million in additional capital and to earnings retention. The Corporation's stockholders' equity at March 31, 1995 includes an allowance of $7.7 million, net of taxes, in unrealized holding losses on securities available-for-sale, as required by SFAS 115, compared with unrealized holding gains of $3.1 million a year ago.

         Book value per common share increased to $28.55 as of March 31, 1995, compared with $26.21 as of the same date last year. The Corporation's Tier I, total capital and leverage ratios at March 31, 1995 were 12.31%, 13.72% and 7.31%, respectively, as compared with 11.72%, 13.35% and 6.90%, at March 31, 1994. Effective March 31, 1995, a portion of the deferred tax asset of the Corporation is disallowed in the computation of Tier I capital as required by regulatory agencies. This new requirement does not have a material effect on the Corporation's capital ratios which continue well above the minimum standards established by regulatory agencies.

         The Corporation's dividend payout ratio to common stockholders for the quarter ended March 31, 1995 was 25.94%. Effective for the dividend payable on July 3, 1995, the Corporation raised its quarterly dividend from $0.25 to $0.30 per common share.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                             March 31,
(In thousands)                                                                          1995          1994
- --------------------------------------------------------------------------------------------------------------
ASSETS
   Cash and due from banks  . . . . . . . . . . . . . . . . . . . . . . . . .      $    369,605   $    364,961
                                                                                   ---------------------------

   Money market investments:
     Federal funds sold and securities and mortgages
       purchased under agreements to resell . . . . . . . . . . . . . . . . .            36,030        152,000
     Time deposits with other banks   . . . . . . . . . . . . . . . . . . . .            15,100         10,500
     Bankers' acceptances . . . . . . . . . . . . . . . . . . . . . . . . . .               681            341
                                                                                   ---------------------------
                                                                                         51,811        162,841
                                                                                   ---------------------------
   Investment securities held-to-maturity,
     at cost (Notes 3 and 4)  . . . . . . . . . . . . . . . . . . . . . . . .         3,020,105      3,449,827
   Investment securities available-for-sale,
     at market (Notes 3 and 4)  . . . . . . . . . . . . . . . . . . . . . . .         1,106,231        720,178
   Trading account securities, at market  . . . . . . . . . . . . . . . . . .             7,169         12,647
   Loans held-for-sale  . . . . . . . . . . . . . . . . . . . . . . . . . . .            25,646
   Loans (Note 4)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         8,271,609      7,120,742
     Less--Unearned income  . . . . . . . . . . . . . . . . . . . . . . . . .           303,538        305,346
           Allowance for loan losses  . . . . . . . . . . . . . . . . . . . .           157,467        140,949
                                                                                   ---------------------------
                                                                                      7,810,604      6,674,447
                                                                                   ---------------------------
   Premises and equipment   . . . . . . . . . . . . . . . . . . . . . . . . .           328,459        310,319
   Other real estate  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             8,206         11,899
   Customers' liabilities on acceptances  . . . . . . . . . . . . . . . . . .               843          1,378
   Accrued income receivable  . . . . . . . . . . . . . . . . . . . . . . . .            84,183         77,037
   Other assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           102,209        104,840
   Intangible assets    . . . . . . . . . . . . . . . . . . . . . . . . . . .           160,472        140,153
                                                                                   ---------------------------
                                                                                   $ 13,075,543   $ 12,030,527
                                                                                   ===========================

 LIABILITIES AND STOCKHOLDERS' EQUITY
   Liabilities:
     Deposits:
       Non-interest bearing . . . . . . . . . . . . . . . . . . . . . . . . .      $  1,778,136   $  1,799,641
       Interest bearing . . . . . . . . . . . . . . . . . . . . . . . . . . .         7,602,298      7,021,533
                                                                                   ---------------------------
                                                                                      9,380,434      8,821,174
     Federal funds purchased and securities sold
       under agreements to repurchase (Note 4)  . . . . . . . . . . . . . . .         1,223,317      1,026,458
     Other short-term borrowings  . . . . . . . . . . . . . . . . . . . . . .           557,162        773,487
     Notes payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           593,178        268,786
     Senior debentures  . . . . . . . . . . . . . . . . . . . . . . . . . . .            30,000         30,000
     Acceptances outstanding  . . . . . . . . . . . . . . . . . . . . . . . .               843          1,378
     Other liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . .           202,291        177,697
                                                                                   ---------------------------
                                                                                     11,987,225     11,098,980
                                                                                   ---------------------------
     Subordinated notes (Note 6)  . . . . . . . . . . . . . . . . . . . . . .            50,000         62,000
                                                                                   ---------------------------
     Preferred stock of Banco Popular (Note 7)  . . . . . . . . . . . . . . .                           11,000
                                                                                   ---------------------------
   Stockholders' equity (Note 8):
     Preferred stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           100,000
     Common stock   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           197,200        196,537
     Surplus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           410,036        387,177
     Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . .           295,895        229,148
     Unrealized gains (losses) on securities available-for-sale, net of
        deferred taxes (Note 2) . . . . . . . . . . . . . . . . . . . . . . .            (7,670)         3,114
     Capital reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . .            42,857         42,571
                                                                                   ---------------------------
                                                                                      1,038,318        858,547
                                                                                   ---------------------------
                                                                                   $ 13,075,543   $ 12,030,527
                                                                                   ===========================


The accompanying notes are an integral part of these financial statements.

                                                                                                            10

CONSOLIDATED STATEMENTS OF INCOME

                                                                                           Quarter ended
                                                                                             March 31,
(Dollars in thousands, except per common share information)                             1995           1994
- --------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $     190,550   $    147,803
   Money market investments   . . . . . . . . . . . . . . . . . . . . . . . .               986          2,140
   Investment securities  . . . . . . . . . . . . . . . . . . . . . . . . . .            58,568         49,459
   Trading account securities   . . . . . . . . . . . . . . . . . . . . . . .               115              9
                                                                                  ----------------------------
                                                                                        250,219        199,411
                                                                                  ----------------------------
INTEREST EXPENSE: . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Deposits   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            77,065         54,179
   Short-term borrowings    . . . . . . . . . . . . . . . . . . . . . . . . .            25,374         14,018
   Long-term debt   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            10,252          5,431
                                                                                  ----------------------------
                                                                                        112,691         73,628
                                                                                  ----------------------------
   Net interest income  . . . . . . . . . . . . . . . . . . . . . . . . . . .           137,528        125,783
   Provision for loan losses  . . . . . . . . . . . . . . . . . . . . . . . .            11,698         13,663
                                                                                  ----------------------------
   Net interest income after provision for loan losses    . . . . . . . . . .           125,830        112,120
   Service charges on deposit accounts  . . . . . . . . . . . . . . . . . . .            18,090         17,175
   Other service fees   . . . . . . . . . . . . . . . . . . . . . . . . . . .            13,811         10,911
   Gain on sale of investment securities  . . . . . . . . . . . . . . . . . .                46            272
   Trading account profit (loss)    . . . . . . . . . . . . . . . . . . . . .               (50)           170
   Other operating income   . . . . . . . . . . . . . . . . . . . . . . . . .             5,656          4,596
                                                                                  ----------------------------
                                                                                        163,383        145,244
                                                                                  ----------------------------
OPERATING EXPENSES:
   Personnel costs:
     Salaries   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            41,530         39,042
     Profit sharing   . . . . . . . . . . . . . . . . . . . . . . . . . . . .             3,327          4,991
     Pension and other benefits   . . . . . . . . . . . . . . . . . . . . . .            15,561         11,286
                                                                                  ----------------------------
                                                                                         60,418         55,319
   Net occupancy expense  . . . . . . . . . . . . . . . . . . . . . . . . . .             7,769          6,903
   Equipment expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . .             9,383          8,203
   Other taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             5,631          4,432
   Professional fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             7,554          6,850
   Communications   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             5,603          4,904
   Business promotion   . . . . . . . . . . . . . . . . . . . . . . . . . . .             3,792          3,690
   Printing and supplies    . . . . . . . . . . . . . . . . . . . . . . . . .             2,781          2,101
   Other operating expenses   . . . . . . . . . . . . . . . . . . . . . . . .            10,451          9,814
   Amortization of intangibles  . . . . . . . . . . . . . . . . . . . . . . .             4,936          4,361
                                                                                  ----------------------------
                                                                                        118,318        106,577
                                                                                  ----------------------------
   Income before tax and dividends on preferred stock of Banco Popular  . . .            45,065         38,667
   Income tax   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            11,324          9,745
                                                                                  ----------------------------
   Income before dividends on preferred stock of Banco Popular  . . . . . . .            33,741         28,922
   Dividends on preferred stock of Banco Popular  . . . . . . . . . . . . . .                              193
                                                                                  ----------------------------
   NET INCOME   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $      33,741   $     28,729
                                                                                  ============================

   Net income applicable to common stock  . . . . . . . . . . . . . . . . . .     $      31,654   $     28,729
                                                                                  ============================

   EARNINGS PER COMMON SHARE (Note 9):  . . . . . . . . . . . . . . . . . . .     $        0.96   $       0.88
                                                                                  ============================




The accompanying notes are an integral part of these financial statements.

                                                                                                            11

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       For the quarter ended
                                                                                              March 31,
(In thousands)                                                                          1995           1994
- --------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $      33,741   $     28,729
                                                                                  ----------------------------
   Adjustments to reconcile net income to cash provided by
     operating activities:
   Depreciation and amortization of premises and equipment    . . . . . . . .            10,288          9,346
   Provision for loan losses    . . . . . . . . . . . . . . . . . . . . . . .            11,698         13,663
   Amortization of intangibles  . . . . . . . . . . . . . . . . . . . . . . .             4,936          4,361
   Gain on sale of investment securities available-for-sale   . . . . . . . .               (46)          (272)
   Gain on sale of premises and equipment   . . . . . . . . . . . . . . . . .              (771)          (487)
   Gain on sale of loans  . . . . . . . . . . . . . . . . . . . . . . . . . .            (1,571)          (985)
   Amortization of premiums and accretion of discounts
     on investments   . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (700)         4,296
   Amortization of deferred loan fees and costs   . . . . . . . . . . . . . .               142             77
   Net increase in postretirement benefit obligation    . . . . . . . . . . .             1,831          1,019
   Net increase in trading securities   . . . . . . . . . . . . . . . . . . .            (5,499)        (9,630)
   Net (increase) decrease in interest receivable   . . . . . . . . . . . . .              (943)         4,339
   Net decrease (increase) in other assets  . . . . . . . . . . . . . . . . .             8,465         (5,431)
   Net decrease in interest payable   . . . . . . . . . . . . . . . . . . . .            (2,191)        (4,199)
   Net increase in current and deferred taxes   . . . . . . . . . . . . . . .             7,051          5,677
   Net decrease in other liabilities  . . . . . . . . . . . . . . . . . . . .           (19,202)       (11,731)
                                                                                  ----------------------------
Total adjustments   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            13,488         10,043
                                                                                  ----------------------------
Net cash provided by operating activities . . . . . . . . . . . . . . . . . .            47,229         38,772
                                                                                  ----------------------------
CASH FLOWS FROM INVESTING ACTIVITIES: . . . . . . . . . . . . . . . . . . . .
   Net decrease in money market investments   . . . . . . . . . . . . . . . .           213,859        105,251
   Purchases of investment securities held-to-maturity  . . . . . . . . . . .        (8,174,307)    (2,126,928)
   Maturities of investment securities held-to-maturity   . . . . . . . . . .         8,127,681      2,002,656
   Purchases of investment securities available-for-sale  . . . . . . . . . .          (327,377)      (168,024)
   Maturities of investment securities available-for-sale   . . . . . . . . .             1,894
   Sales of investment securities available-for-sale  . . . . . . . . . . . .           143,244        281,524
   Net disbursements on loans   . . . . . . . . . . . . . . . . . . . . . . .          (282,941)      (246,229)
   Proceeds from sale of loans  . . . . . . . . . . . . . . . . . . . . . . .            63,263         28,220
   Acquisition of mortgage loan portfolios  . . . . . . . . . . . . . . . . .                          (76,700)
   Decrease in loans held-for-sale  . . . . . . . . . . . . . . . . . . . . .             5,796
   Assets acquired, net of cash   . . . . . . . . . . . . . . . . . . . . . .           (16,661)       (17,557)
   Acquisition of premises and equipment    . . . . . . . . . . . . . . . . .           (18,434)       (24,295)
   Proceeds from sale of premises and equipment   . . . . . . . . . . . . . .             5,850          9,736
                                                                                  ----------------------------
Net cash used in investing activities . . . . . . . . . . . . . . . . . . . .          (258,133)      (232,346)
                                                                                  ----------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase in deposits   . . . . . . . . . . . . . . . . . . . . . . . .           184,618          5,811
   Net deposits acquired  . . . . . . . . . . . . . . . . . . . . . . . . . .           163,636
   Net (decrease) increase in federal funds purchased and securities
     sold under agreements to repurchase  . . . . . . . . . . . . . . . . . .          (287,290)        69,725
   Net (decrease) increase in other short-term borrowings   . . . . . . . . .           (39,157)       106,714
   Proceeds from issuance of notes payable    . . . . . . . . . . . . . . . .           145,923         14,934
   Payments of notes payable  . . . . . . . . . . . . . . . . . . . . . . . .           (20,003)            (2)
   Dividends paid   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (10,297)        (8,183)
   Proceeds from issuance of common stock   . . . . . . . . . . . . . . . . .               763            699
                                                                                  ----------------------------
Net cash provided by financing activities . . . . . . . . . . . . . . . . . .           138,193        189,698
                                                                                  ----------------------------
Net decrease in cash and due from banks . . . . . . . . . . . . . . . . . . .           (72,711)        (3,876)
Cash and due from banks at beginning of period  . . . . . . . . . . . . . . .           442,316        368,837
                                                                                  ----------------------------
Cash and due from banks at end of period  . . . . . . . . . . . . . . . . . .     $     369,605   $    364,961
                                                                                  ============================




The accompanying notes are an integral part of these financial statements.

                                                                                                            12


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share information)

NOTE 1 - CONSOLIDATION
The consolidated financial statements of BanPonce Corporation include the balance sheet of the Corporation and its wholly-owned subsidiaries, Velco, Popular International Bank, Inc. and its wholly-owned subsidiaries BanPonce Financial Corp., including Banco Popular, FSB, and Pioneer Bancorp, Inc. (second tier subsidiaries) and Equity One, Inc., and Banco Popular de Puerto Rico and its wholly-owned subsidiaries, Popular Leasing and Rental, Inc., Popular Consumer Services, Inc. and Popular Mortgage, Inc., as of March 31, 1995 and 1994, and their related statements of income and cash flows for the quarter then ended. These statements are, in the opinion of management, a fair statement of the results of the periods presented. These results are unaudited, but include all necessary adjustments for a fair presentation of such results.

NOTE 2 - ACCOUNTING CHANGES
Effective January 1, 1995 the Corporation adopted the Statement of Financial Accounting Standards (SFAS) 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS 114 which defines impaired loans, requires creditors to set up a valuation allowance with a corresponding charge to the provision for loan losses for loans considered to be impaired.
The loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective rate, on the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The Corporation had $87.4 million in loans considered impaired which required an allowance of $14.7 million as of March 31, 1995. For the first quarter of 1995, no increase in the provision for loan losses was necessary as a result of the impairment measurement. As allowed by SFAS 118, the Corporation continued using current practices of recognizing income for all impaired loans.

     During the first quarter of 1994 the Corporation adopted SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires financial institutions to divide their securities holdings among three categories: held-to-maturity, available-for-sale and trading securities. Those securities which management has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at cost. Those that are bought and held principally for the purpose of selling them in the near term, are classified as trading and continue to be reported at fair value with unrealized gains and losses included in earnings. All other securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. As a result of the adoption of this statement, the Corporation's stockholders' equity at March 31, 1995 includes unrealized holding losses on securities available-for-sale of $7.7 million, net of deferred taxes, as compared with $3.1 million in unrealized gains at March 31, 1994.

NOTE 3 - INVESTMENT SECURITIES
The maturities as of March 31, 1995 and market value for the following investment securities are:

Investments securities held-to-maturity:

                                                                               March 31,
                                                                  1995                        1994
                                                        Book Value    Market Value   Book Value   Market Value
                                                        ------------------------------------------------------
U.S. Treasury securities (average maturity
   of 1 year)                                           $1,912,231     $1,901,025    $2,206,380    $2,203,787
Obligations of other U.S. Government agencies
   and corporations (average maturity of 2 years)          249,509        244,949       408,100       407,413
Obligations of Puerto Rico, States and political
   subdivisions (average maturity of 3 years
   and 3 months)                                           217,037        220,211       210,054       215,930
Collateralized mortgage obligations (average
   maturity of 1 year and 10 months)                       439,613        427,884       517,662       508,988
Mortgage-backed securities (average maturity
   of 4 years and 11 months)                               146,015        141,573        67,747        65,292
Others (average maturity of 7 years and 3 months)           55,700         55,733        39,884        39,984
                                                        -----------------------------------------------------
                                                        $3,020,105     $2,991,375    $3,449,827    $3,441,394
                                                        =====================================================



                                                                                                           13

Investments securities available-for-sale:

                                                                                March 31,
                                                                   1995                          1994
                                                      Amortized Cost  Market Value  Amortized Cost  Market Value
                                                      ----------------------------------------------------------
U.S. Treasury (average maturity of
  2 years and 2 months)                                 $  597,602     $  588,337      $558,700       $562,572
Obligations of other U.S. Government agencies
   and corporations (average maturity of 2 years
   and 1 month)                                            100,559         99,573        78,776         79,056
Obligations of Puerto Rico, States and political
   subdivisions (average maturity of 3 years
   and 1 month)                                             28,430         27,872        27,135         27,135
Collateralized mortgage obligations (average
   maturity of 3 years and 11 months)                       52,872         52,305        18,000         18,000
Mortgage-backed securities (average maturity
   of 6 years and 10 months)                               250,765        250,015        19,727         19,727
Others (average maturity of 10  months)                     86,473         88,129        13,688         13,688
                                                        ------------------------------------------------------
                                                        $1,116,701     $1,106,231      $716,026       $720,178
                                                        ======================================================


NOTE 4 - PLEDGED ASSETS
Securities and insured mortgage loans of the Corporation of $1,963,134 (1994 - $1,921,301) are pledged to secure public and trust deposits and securities and mortgages sold under repurchase agreements.

NOTE 5 - COMMITMENTS
In the normal course of business there are letters of credit outstanding and stand-by letters of credit which at March 31, 1995 amounted to $18,130 and $54,834, respectively. There are also outstanding other commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE 6 - SUBORDINATED NOTES
Subordinated notes consist of the following:

           8.875% Fixed Rate Notes series A, due in 1996                $15,000
           8.6875% Fixed Rate Notes series B, due in 1996                15,000
           Floating Rate Notes series A with interest
             payable at 88% of LIBID rate, due in 1996                   19,000
           Floating Rate Notes series B with interest
             payable at 86% of LIBID rate, due in 1996                    1,000
                                                                        -------
                                                                        $50,000
                                                                        =======


NOTE 7 - PREFERRED STOCK OF BANCO POPULAR
Banco Popular has 200,000 shares of authorized preferred stock with a par value of $100. Of these, 110,000 were issued and outstanding until June 30, 1994, when the shares were redeemed at par value.

NOTE 8 - STOCKHOLDERS' EQUITY
Authorized common stock is 90,000,000 shares with a par value of $6 per share of which 32,866,623 are issued and outstanding at March 31, 1995. On June 27, 1994, the Corporation issued 4,000,000 shares of non-cumulative preferred stock with a dividend rate of 8.35% and a liquidation preference value of $25 per share. Authorized preferred stock is 10,000,000 shares without par value.

NOTE 9 - EARNINGS PER COMMON SHARE
Earnings per common share (EPS) are calculated based on net income applicable to common stockholders which amounted to $31,654 and $28,729 for the quarters ended March 31, 1995 and 1994, respectively, after deducting the dividends on preferred stock. EPS are based on 32,866,623 and 32,756,219 average shares outstanding during the first quarter of 1995 and 1994, respectively.

NOTE 10 - SUPPLEMENTAL DISCLOSURE ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS During the quarter ended March 31, 1995 the Corporation paid interest and income taxes amounting to $117,421 and $1,392, respectively (1994 - $81,843 and $152). In addition, the loans receivable transferred to other real estate and other property for the quarter ended March 31, 1995, amounted to $1,963 and $859, respectively (1994 - $254 and $620). The Corporation's stockholders' equity at March 31, 1995 includes $7.7 million, in unrealized holding losses on securities available-for-sale, net of deferred taxes, as compared with unrealized gains of $3.1 million at March 31, 1994.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS                                      OFFICES
Richard L. Carrion, Chairman                            CENTRAL OFFICE
Alfonso F. Ballester, Vice Chairman                          Banco Popular Center, Hato Rey
Manuel Luis del Valle, Vice Chairman                         209 Munoz Rivera Avenue
Antonio Luis Ferre, Vice Chairman                            San Juan, Puerto Rico 00918
Juan A. Albors Hernandez *                                   Telephone: (809) 765-9800
Salustiano Alvarez Mendez *
Jose A. Bechara Bravo *                                 NEW YORK OFFICE
Juan J. Bermudez                                             7 West 51st St.
Esteban D. Bird *                                            New York, N.Y. 10019
George Blasini *                                             Telephone: (212) 315-2800
Francisco J. Carreras
David H. Chafey, Jr. *                                  LOS ANGELES OFFICE
Waldemar del Valle **                                        354 South Spring St.
Luis E. Dubon, Jr.                                           Los Angeles, California 90013
Roberto W. Esteves *                                         Telephone: (213) 626-1160
Hector R. Gonzalez **
Jorge A. Junquera Diez                                  VIRGIN ISLANDS OFFICE
Franklin A. Mathias                                          80 Kronprindsens Gade
Manuel Morales, Jr.                                          Kronprindsens Quarter
Alberto M. Paracchini                                        Charlotte Amalie, St. Thomas
Francisco Perez, Jr. **                                      U.S. Virgin Islands 00802
Francisco M. Rexach, Jr.                                     Telephone: (809) 774-2300
Jose E. Rossi *
Felix J. Serralles Nevares                              SUBSIDIARIES
Emilio Jose Venegas **                                  VEHICLE EQUIPMENT LEASING COMPANY, INC.
Julio E. Vizcarrondo, Jr.                                    State Road #2 Km. 6.8
                                                             Villa Caparra
Samuel T. Cespedes, Secretary                                Guaynabo, Puerto Rico 00966
                                                             Telephone: (809) 792-9292
 *   Director of Banco Popular de Puerto Rico only
**   Director of BanPonce Corporation only              POPULAR LEASING AND RENTAL, INC.
                                                             M-1046 Federico Costa St.
                                                             Tres Monjitas Industrial Development
EXECUTIVE OFFICERS                                           San Juan, Puerto Rico 00903
Richard L. Carrion, Chairman of the Board,                   Telephone: (809) 751-4848
     President and Chief Executive Officer
Jorge A. Junquera Diez, Executive Vice President        POPULAR CONSUMER SERVICES, INC.
Maria Isabel Burckhart, Executive Vice President             10 Salud Street
David H. Chafey, Jr., Executive Vice President               El Senorial Condominium, Suite 613
Larry Kesler, Executive Vice President                       Ponce, Puerto Rico 00731
Humberto Martin, Executive Vice President                    Telephone: (809) 844-2860
Emilio E. Pinero, Executive Vice President
                                                        EQUITY ONE, INC.
                                                             523 Fellowship Road, Suite 220
                                                             Mt. Laurel, New Jersey 08054
                                                             Telephone: (609) 273-1119

                                                        PIONEER BANCORP, INC.
                                                             4000 West North Avenue
                                                             Chicago, Illinois 60639
                                                             Telephone: (312) 292-4777

                                                        BANCO POPULAR, FSB
                                                             500 Bloomfield Avenue
                                                             Newark, New Jersey 07107
                                                             Telephone: (201) 484-6525

                                                        POPULAR MORTGAGE, INC.
                                                             268 Ponce de Leon Avenue
                                                             San Juan, Puerto Rico 00918
                                                             Telephone: (809) 753-0245


                                                                              15